Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

December 19, 2022

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission (the “Commission”)

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re: Tidal Trust II (the “Trust”)

File Nos. 333-264478, 811-23793

Request for Withdrawal of Post-Effective Amendment to the Trust’s Registration Statement on Form N-1A

Dear Madam or Sir:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of Post-Effective Amendment No. 7 (the “Amendment”) to the Trust’s Registration Statement Filed on Form N-1A, which was filed with the Securities and Exchange Commission (Accession No. 0001387131-22-009381) on August 31, 2022 for the purpose of registering shares of ZEGA Aggressive Premium Selling Fund (the “Fund”) as a new series of the Trust. The Amendment relates solely to the Fund. No securities were sold in connection with the Amendment. The Trust has determined not to proceed with the offering of this series at this time.

If you have any questions or require further information, please contact Michael Pellegrino of Toroso Investments, LLC, the Fund’s investment adviser, at (844) 986-7676 #731 or mpellegrino@torosoinv.com.

Sincerely,

/s/ Eric W. Falkeis

Eric W. Falkeis

President, Principal Executive Officer, Trustee, and Chairman

Tidal Trust II